UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                         AMERITRANS CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03073H108
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                                 (CUSIP Number)

Michael Feinsod                                 Elliot Press, Esq.
Infinity Capital, LLC                           c/o Katten Muchin Zavis Rosenman
767 Third Avemue                                575 Madison Avenue
16th Floor                                      New York, New York 10022
New York, New York 10017                        (212) 940-6348
(212) 752-2777
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H108               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,800 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            128,800 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,800 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,800 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
               8     SHARED VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     9     SOLE DISPOSITIVE POWER
    EACH
  REPORTING          128,800 shares (comprised of shares held by Infinity
   PERSON            Capital Partners, L.P.)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,800 shares (comprised of shares held by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,800 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
               8     SHARED VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     9     SOLE DISPOSITIVE POWER
    EACH
  REPORTING          128,800 shares (comprised of shares held by Infinity
   PERSON            Capital Partners, L.P.)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,800 shares (comprised of shares held by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,800 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
               8     SHARED VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     9     SOLE DISPOSITIVE POWER
    EACH
  REPORTING          128,800 shares (comprised of shares owned by Infinity
   PERSON            Capital Partners, L.P.)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,800 shares (comprised of shares owned by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      1N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") and amends the statement on Schedule 13D filed by the Reporting Persons on December 18, 2002 (the "Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by Partners was $733,275. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Bank of America Securities which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,035,600 shares of Common Stock outstanding as of May 14, 2003, as reported in the Company's quarterly report on Form 10-Q for the period ended March 31, 2003.

            As of the close of business on June 2, 2003:


                  (i) Partners owns 128,800 shares of Common Stock which constitute approximately 6.33% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 128,800 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 6.33% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 128,800 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 6.33% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 128,800 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 6.33% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended and restated to read as follows:

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were purchases effected on the open market. Price Per Share figures exclude brokerage commissions.

--------------------------------------------------------------------------------
Date                         Number of Shares                    Price Per Share
----                         ----------------                    ---------------
--------------------------------------------------------------------------------
5/7/2003                            700                              $4.0471
--------------------------------------------------------------------------------
6/2/2003                          4,000                              $4.1099
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: June 3, 2003

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner

                                  By: /s/ Michael Feinsod
                                      --------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC

                                  By: /s/ Michael Feinsod
                                      --------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member


                                  INFINITY MANAGEMENT, LLC

                                  By: /s/ Michael Feinsod
                                      --------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member


                                  /s/ Michael Feinsod
                                  --------------------------
                                      Michael Feinsod